UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

A PUBLICLY TRADED COMPANY WITH AUTHORIZED CAPITAL CNPJ No. 06.057.223/0001-71

NIRE 33.3.002.7290-9

MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON DECEMBER 4th, 2023

1.               DATE, TIME AND VENUE: on December 4th, 2023, at 17:00 p.m, at the registered office of Sendas Distribuidora S.A. ("Company"), at Avenida Ayrton Senna, No 6.000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, Zip Code 22775-005, City of Rio de Janeiro, State of Rio de Janeiro.

2.	BOARD: Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Tamara Rafiq Nahuz.

3.               CALL NOTICE AND ATTENDANCE: All members of the Company’s Board of Directors attended the meeting: Mr. Oscar de Paula Bernardes Neto, Mr. José Guimarães Monforte, Mr. Belmiro de Figueiredo Gomes, Mr. Enéas Cesar Pestana Neto, Mr. Andiara Pedroso Petterle, Mr. Julio Cesar de Queiroz, Mr. Leila Abraham Loria, Mr. Luiz Nelson Guedes de Carvalho and Mr. Leonardo Gomes Pereira.

4.                 AGENDA: To resolve on (i) the execution, as well as on the terms and conditions, of the 8th (eighth) issuance of simple, unsecured debentures, not convertible into shares, in two series, of the Company, in the total amount of R$800,000,000.00 (eight hundred million reais) ("Debentures" and "Issuance", respectively), for public distribution, under the automatic registration procedure, pursuant to Resolution No. 160 of the Brazilian Securities and Exchange Commission ("CVM") of July 13, 2022, as amended ("Offering" and "CVM Resolution 160", respectively) and article 59, paragraph 1 of Law No. 6,404, of December 15, 1976, as amended ("Law No. 6,404/76") and other applicable legal and regulatory provisions;

(ii)    the signing, by the Company, of all and any instruments necessary and/or convenients to carry out the Issuance, to assume the obligations arising from the Debentures and implement the Offering;

(iii)       the authorization and ratification to the Board of Executive Officers and other legal representatives of the Company for them to perform all acts and adopt all necessary and/or convenient measures for the formalization of the Issuance, including, but not limited to, the signing of the Indenture (as defined below), the Offering distribution agreement, any amendments to such instruments, and all other documents related to the Issuance, as well as ratifying all acts and measures carried out in this regard; and

(iv)    the authorization to the Company's Board of Executive Officers and other legal representatives of the Company to hire intermediary securities institutions and any others, the service providers related to the Issuance of the Debentures and the Offering, being able to negotiate, sign the respective contracts and set their respective fees.

5.               RESOLUTION: At the beginning of the work, the members of the Board of Directors, taking into account prior analysis and favorable recommendation of the Financial and Investment Committee, examined the items on the Agenda and decided, unanimously and without any reservations:

(v)	Authorize the Issuance by the Company, with the following main characteristics, which shall be detailed and regulated within the scope of the " Instrumento Particular de Contrato de Coordenação, Colocação e Distribuição Pública, sob o Rito de Registro Automático, da 8ª (oitava) Emissão de Debêntures Simples, não Conversíveis em Ações, em 2 (Duas) Séries, da Espécie Quirografária, da Sendas Distribuidora S.A." ("Indenture"), as well as the execution of the Indenture, other documents of the Issuance and any amendments to such documents, by the Company's officers and/or attorneys-in-fact appointed, pursuant to Article 17, paragraph (h) of its Bylaws, regardless of additional approval to that effect at the Shareholders' Meeting.

(dd) Total Amount of the Issuance: the total amount of the Issuance shall be R$800,000,000.00 (eight hundred million reais), on the Issuance Date (as defined below) ("Total Amount of the Issuance"), subject to the amount of R$400,000,000.00 (four hundred million reais) for the First Series Debentures and the amount of R$400,000,000.00 (four hundred million reais) for the Second Series Debentures;

(ee) Issuance Date: for all legal purposes, the issuance date of the Debentures shall be defined in the Indenture ("Issuance Date");

(ff) Issuance Number: the Issuance represents the Company's 8th (eighth) issuance of Debentures;

(gg) Unit Face Value: the unit face value of the Debentures, on the Issuance Date, shall be R$1,000.00 (one thousand reais) ("Unit Face Value");

(hh) Number of Series: the Issuance shall be carried out in two (2) series, with the Debentures of the first series being called "First Series Debentures" and the Debentures of the second series being called "Second Series Debentures";

(ii) Number of Debentures: 800,000 (eight hundred thousand) Debentures shall be issued, of which 400,000 (four hundred thousand) Debentures in relation to the First Series Debentures and 400,000 (four hundred thousand) Second Series Debentures;

(jj) Guarantees: Debentures will not have guarantees;

(kk) Term and Maturity Date: the First Series Debentures will have a term of four (4) years from the Issuance Date, maturing on the date stipulated in the Indenture ("Maturity Date of the First Series Debentures"), and the Second Series Debentures will have a term of five (5) years from the Issuance Date, maturing on the date stipulated in the Deed of Issuance ("Maturity Date of the Debentures of the Second Series"), except for the hypotheses of Optional Early Redemption (as defined below), Early Redemption Offer (as defined below) with the consequent cancellation of all Debentures that are redeemed and the Hypotheses of Early Maturity (as defined in the Indenture);

(ll) Convertibility, Form and Proof of Ownership of Debentures: the Debentures shall be issued in nominative, book-entry form, without the issuance of certificates or cautions and will not be convertible into shares issued by the Company. Certificates representing the Debentures will not be issued, pursuant to article 63, paragraph 2, of Law No. 6,404/76. For all legal purposes and effects, the ownership of the Debentures shall be proven by the statement issued by the Bookkeeper. In addition, the statement issued by B3 issued by B3 shall be recognized as proof of ownership for Debentures held electronically in custody at B3 S.A. – Brasil, Bolsa, Balcão – Balcão B3 ("B3");

(mm) Type: the Debentures shall be of the unsecured type, pursuant to article 58, caput, of the Law No. 6,404/76;

(nn) Use of Proceeds: the funds raised through the Offering shall be used by the Company for general purposes, including the possibility of liability management. Furthermore, the resources can be used as cash reinforcement;

(oo) Settlement Bank and Bookkeeper: the functions of the settlement bank shall be performed by Itaú Unibanco S.A., a financial institution headquartered in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio Aranha, nº 100, Torre Olavo Setúbal, registered with the CNPJ under No. 60.701.190/0001-04 ("Settlement Bank"), whose definitions include any other institution that may succeed the Settlement Bank in the provision of services related to the Debentures. The functions of mandatory bookkeeper shall be performed by Itaú Corretora de Valores S.A., a financial institution headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 3.500, 3rd floor, part, registered with the CNPJ under No. 61.194.353/0001-64 ("Bookkeeper"), whose definitions include any other institution that may succeed the Bookkeeper in the provision of services related to the Debentures. The Bookkeeper shall be responsible for carrying out the bookkeeping of the Debentures, among other responsibilities defined in the rules issued by CVM and B3;

(pp) Trustee: The Company will indicate Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, a financial institution headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, nº 4.200, Bloco 08, Ala B, Salas 302, 303 and 304, Barra da Tijuca, CEP 22640-102, registered with the CNPJ under No. 17.343.682/0001-38 ("Trustee");

(qq) Adjustment for Inflation: the Unit Face Value or the balance of the Unit Face Value, as the case may be, of the Debentures will not be subject to adjustment for inflation;

(rr) Compensation of the Debentures of the First Series: on the Unit Face Value or the balance of the Unit Face Value of the Debentures, as the case may be, remunerative interest shall be charged corresponding to the accumulated variation of 100% (one hundred percent) of the average daily rates of the DI of one day, "over extra grupo", expressed as a percentage per year, base 252 (two hundred and fifty- two) Business Days, calculated and disclosed daily by B3 ("DI Rate"), exponentially increased by a spread (surcharge) of 1.85% (one integer and eighty- five hundredths of a percent) per year, based on 252 (two hundred and fifty-two) Business Days, and paid semiannually, according to the dates set forth in the Indenture, in accordance with the formula provided for in the Indenture ("Compensation of the Debentures of the First Series");

(ss) Compensation of the Debentures of the Second Series: on the Unit Face Value or the balance of the Unit Face Value of the Debentures, as the case may be, remunerative interest shall be charged corresponding to the accumulated variation of 100% (one hundred percent) of the average daily rates of the DI of one day, "over extra group", expressed as a percentage per year, base 252 (two hundred and fifty- two) Business Days, calculated and disclosed daily by B3 ("DI Rate"), exponentially increased by a spread (surcharge) of 1.95% (one integer and ninety- five hundredths of a percent) per year, based on two hundred and fifty-two (252) Business Days, and paid semiannually, according to the dates set forth in the Indenture, in accordance with the formula provided for in the Indenture ("Compensation of the Debentures of the Second Series");

(tt) Amortization of Unit Face Value: the balance of the Unit Face Value of the First Series Debentures shall be amortized in a single installment, i.e., on the Maturity Date of the First Series and the Unit Face Value of the Second Series Debentures shall be amortized in a single installment, i.e., on the Maturity Date of the Second Series, except for the hypotheses of Optional Early Redemption, Early Redemption Offer, Optional Extraordinary Amortization and the Hypotheses of Early Maturity;

(uu) Placement and Distribution Plan: the Debentures shall be subject to an Offering intended exclusively for Professional Investors, as defined in Article 11 of CVM Resolution No. 30, of May 11, 2021 ("CVM Resolution 30"), in compliance with the distribution plan previously agreed between the Company, the lead intermediary institution of the Offering ("Bookrunner") and other financial institutions that are part of the securities distribution system that participate in the Offering (together with the Bookrunner, "Underwriters"). The Underwriters will organize the placement of all the Debentures under a firm subscription guarantee regime;

(vv) Deposit for Distribution, Trading and Electronic Custody: the Debentures must be deposited for (1) distribution in the primary market through the MDA – Asset Distribution Module, managed and operated by B3; and (2) trading in the secondary market through the CETIP21 – Securities and Securities, managed and operated by B3, with the distribution and trading being financially settled and the Debentures being held in custody electronically at B3;

(ww) Subscription Price and Form of Payment: the payment of Debentures in the primary market shall be carried out in accordance with the procedures adopted by B3, in cash, in local currency, at the time of subscription, with one or more subscriptions and payments being admitted on each payment date. On the date of the first payment ("First Payment Date"), the payment of the Debentures shall be made at their Unit Face Value. In the event that any Debentures are paid in on any date other than and subsequent to the Date of First Subscription and Payment, the payments of the Debentures shall be made at the Unit Face Value plus the respective compensation of each series calculated pro rata temporis from the Date of First Subscription and Payment to the respective date of subscription and payment. The Debentures may be subscribed with a premium or discount, to be defined by the Underwriters at the time of subscription of the Debentures, provided that, if applicable, the premium or discount shall be the same for all Debentures of the same series paid in on the same payment date, at the sole discretion of the Underwriters. The Debentures can be paid with goodwill or negative goodwill, to be defined by the Coordinators, upon the subscription of the Debentures, provided that, if applicable, the goodwill or negative goodwill will be the same for all Debentures of the same series paid in on the same payment date, at the sole discretion of the Coordinators.

(xx) Early Maturity: the Debentures, as well as all obligations contained in the Indenture, are subject to automatic early maturity and non-automatic early maturity, under the terms established in the Indenture, and the Company is immediately required to pay the Unit Face Value, or the balance of the Unit Face Value, as the case may be, plus the respective Compensation. calculated pro rata temporis, from the Date of First Subscription and Payment, or from the respective Date of Payment of the Compensation immediately preceding it, until the date of its effective payment, regardless of any judicial or extrajudicial notice, interpellation or notification to the Company or consultation with the Debenture Holders, in the event of certain hypotheses of automatic early maturity and hypotheses of non- automatic early maturity, under the terms set forth in the Indenture ("Hypotheses of Automatic Early Maturity" and "Hypotheses of Non-Automatic Early Maturity", respectively);

(yy) Optional Early Redemption: the Company may, subject to the terms and conditions set forth in the Indenture, as of the date defined in the Indenture, carry out the early redemption of all the Debentures of the respective series ("Optional Early Redemption"), by sending a notice to all holders of the Debentures, with a copy to the Trustee, or publication of a notice to the holders of the Debentures, under the terms described in the Indenture, ten (10) Business Days prior to the date of the event, informing: (1) the date on which the Optional Early Redemption shall be carried out, which shall be the Business Day; and (2) any other information relevant to the holders of the Debentures. In the event of Optional Early Redemption, the payment of its respective Unit Face Value or the balance of the Unit Face Value shall be made, as the case may be, plus the respective compensation of the series, calculated pro rata temporis from the respective Date of First Subscription and Payment or the last Date of Payment of the Compensation, as the case may be, until the date of the effective Optional Early Redemption, plus the Optional Early Redemption Premium (as defined below), as well as a fine and default interest, if any. An "Optional Early Redemption Premium" is considered to be a premium equivalent to 0.35% (thirty-five hundredths of a percent) per year, pro rata temporis, based on 252 (two hundred and fifty-two) Business Days, levied on the Unit Face Value or the balance of the Unit Face Value, plus the respective compensation due, calculated pro rata temporis from the Date of First Subscription and Payment or the last Date of Payment of the Compensation, as the case may be, until the date of the effective Optional Early Redemption, multiplied by the remaining term, considering the number of Business Days to elapse between the date of the Optional Early Redemption and the Maturity Date, as the case may be, pursuant to the formula defined in the Indenture;

(zz) Optional Extraordinary Amortization: the Company may, subject to the terms and conditions set forth in the Indenture, at its sole discretion and regardless of the will of the holders of Debentures, as of the date defined in the Indenture, perform optional amortization of the part of the Unit Face Value of the Debentures or the balance of the Unit Face Value of the Debentures, as the case may be, upon payment of a portion of the Unit Face Value or balance of the Unit Face Value, plus the respective compensation of the series, calculated pro rata temporis from the Date of First Subscription and Payment or the respective last Compensation Payment Date, as the case may be, until the date of effective early amortization, plus the Optional Amortization Premium (as defined below), as well as penalty and default interest, if any ("Optional Amortization"). An "Optional Amortization Premium" is a premium equivalent to 0.35% (thirty-five hundredths of a percent) per year, pro rata temporis, based on two hundred and fifty-two (252) Business Days, on the portion of the Unit Face Value or the balance of the Unit Face Value, plus the respective compensation, calculated pro rata temporis from the Date of First Subscription and Payment or the last Date of Payment of the Compensation, as the case may be, subject to the Optional Amortization, multiplied by the remaining term, considering the number of Business Days to elapse between the date of Optional Amortization and the Maturity Date, according to the formula defined in the Indenture. The Optional Amortization shall be limited to 98% (ninety-eight percent) of the Unit Face Value of the Debentures and may only occur by means of a communication addressed directly to the holders of Debentures, with a copy to the Trustee, or by means of publication of a communication addressed to the holders of Debentures to be widely disclosed under the terms of the Indenture. at least ten (10) Business Days prior to the date scheduled for the effective Optional Extraordinary Amortization ("Optional Amortization Date");

(aaa) Optional Acquisition: the Company may, at any time, acquire, in whole or in part, Debentures, provided that it complies with the provisions of article 55, paragraph 3, of the Law No. 6,404/76, CVM Resolution No. 77, of March 29, 2022 and other applicable CVM regulations, and the fact must be included in the management report and in the consolidated and audited financial statements (and/or quarterly financial information) (or subject to review as the case may be) of the Company. The Debentures acquired by the Company may, at its discretion, be cancelled, remain in treasury or be put back on the market. The Debentures acquired by the Company to remain in treasury, if and when they are put back on the market, shall be entitled to the same compensation applicable to the other Debentures;

(bbb) Early Redemption Offer: The Company may, at its sole discretion, at any time from the Issuance Date, make an early redemption offer for all of the Debentures ("Early Redemption Offer"), and the Early Redemption Offer proposed by the Company shall be addressed to all holders of Debentures, with a copy to the Trustee. The Early Redemption Offer shall be addressed to all holders of Debentures, without distinction, ensuring equal conditions for all holders of Debentures to accept the early redemption of the Debentures they hold, in accordance with the terms and conditions set forth in the Indenture. The Company will carry out the Early Redemption Offer by means of the publication of a communication addressed to the holders of Debentures, to be widely disclosed under the terms of the Indenture or by means of an individual communication to be sent by the Company to each of the holders of Debentures, with a copy to the Trustee and to B3;

(ccc) Scheduled Renewal: the Debentures will not be subject to scheduled renewal;

(ddd) Charges in Arrears: in the event of unpunctuality in the payment by the Company of any amount due to the holders of Debentures, the overdue debts due and not paid by the Company shall be, from the date of default until the date of effective payment, subject to, regardless of notice, notification or judicial or extrajudicial interpellation, in addition to the respective applicable compensation: (1) conventional fine, irreducible and non-compensatory, of 2% (two percent); and (2) default interest at the rate of one percent (1%) per month, both levied on the amounts in arrears, except if the default occurs due to a third-party operational problem and provided that such problem is resolved within one (1) Business Day after the date of default;

(eee) Place of Payment: the payments to which the Debentures are entitled shall be made by the Company through B3, in accordance with B3's procedure, if the Debentures are in electronic custody at B3, or by the Company, through the Bookkeeper, if the Debentures are not electronically held at B3. Those who are Debenture Holders at the end of the Business Day immediately prior to the date of payment shall be entitled to receive any amount due to the Debenture Holders, under the terms of the Indenture; and

(fff) Extension of Terms: the terms shall be automatically extended for the payment of any obligation provided for in the Indenture up to the first subsequent business day in the event the maturity date is not a business day in the City of São Paulo, State of São Paulo, not subject to any addition to the amounts to be paid, except for the cases which payments shall be performed through B3, in which case the extension shall solely be authorized in the event the payment date is a national holiday, Saturday or Sunday.

(vi)	Enter into any and all necessary and/or convenient instruments for the execution of the Issuance, as well as to assume the obligations arising from the Debentures and to implement the Offering;

(vii)	Authorize the Board of Executive Officers and other legal representatives of the Company to perform all acts and adopt all necessary and/or convenient measures for the formalization of the Issuance, including, but not limited to, the signing of the Indenture, the Offering distribution agreement, any amendments to such instruments, and all other documents related to the Issuance, as well as ratifying all acts and measures carried out in this regard; and

(viii)	Authorize the Board of Executive Officers and other legal representatives of the Company to hire intermediary securities institutions and any other service providers necessary for the Issuance of Debentures and the Offering, and for this purpose, they may negotiate, sign the respective contracts and set their respective fees.

6.               APPROVAL AND SIGNING OF THE MINUTES: Nothing else to be discussed, the work was suspended for the drawing up of these minutes. After reopening the work, these minutes were read and approved, having been signed by all those present. São Paulo, December 04, 2023. President: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Tamara Rafiq Nahuz. Members of the Board of Directors present: Mr. Oscar de Paula Bernardes Neto, Mr. José Guimarães Monforte, Mr. Belmiro de Figueiredo Gomes, Mr. Enéas Cesar Pestana Neto, Mr. Andiara Pedroso Petterle, Mr. Julio Cesar de Queiroz, Mr. Leila Abraham Loria, Mr. Luiz Nelson Guedes de Carvalho and Mr. Leonardo Gomes Pereira.

I hereby certify, for the legal purposes, that the present document has been drafted in its own books, under the terms of paragraph 3, article 130 of Law No. 6,404/76, as amended.

São Paulo, December 4th, 2023

Tamara Rafiq Nahuz

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:December 5, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.